

02005106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED FEB 14 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51139

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BERMAN COHN, LLC

OFFICIAL USE ONLY
45076
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2350 Taylor Street
(No. and Street)

San Francisco (City) CA (State) 94123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc L. Berman 415/345-1450
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Markle, Stuckey, Hardesty & Bott
(Name — *if individual, state last, first, middle name*)

101 Larkspur Landing Cr., #200 (Address) Larkspur, (City) CA (State) 94939 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Marc L. Berman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERMAN COHN, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PARTNER

Title

Notary Public

Exp. Date: Nov. 09th 2005


NIRAJ PATEL
Comm. # 1329253
NOTARY PUBLIC - CALIFORNIA
Alameda County
My Comm. Expires Nov. 9, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berman Cohn, LLC

Financial Statements

and Supplemental Information

Years ended December 31, 2000 and 2001

with

Reports of Independent Auditors

Contents

	Page
Financial Statements	
Report of Independent Auditors	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplemental Information	
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	8
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	9
Reconciliation Pursuant to Rule 17a-5(d)(4)	10
Computation for Determination of Reserve Requirements	11
Information Relating to Possession or Control Requirements	11
Report of Independent Auditors on Internal Accounting Control	12

MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

The Members
Berman Cohn, LLC

We have audited the accompanying statement of financial condition of Berman Cohn, LLC, as of December 31, 2001 and 2000, and the related statements of income, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Berman Cohn, LLC. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berman Cohn, LLC as of December 31, 2001 and 2000, and the results of its operations and the changes in its members' equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Markle Stuckey Hardesty & Bott

Markle Stuckey Hardesty & Bott
January 17, 2002

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.mshb.com

Berman Cohn, LLC
Statement of Financial Condition
December 31, 2001 and 2000

Assets				
		2001		2000
Current assets				
Cash and cash equivalents	$	28,432	$	19,085
Investments, at cost				
NASD warrants (1,500)		20,100		20,100
Saronix, LLC units (40,000 preferred, 35,294 common)		40,000		40,000
Total assets	$	88,532	$	79,185

Liabilities and Members' Equity				
Current liabilities				
Accounts payable	$	-	$	-
Members' equity				
Capital contributions		40,100		40,100
Retained earnings		48,432		39,085
Total members' equity		88,532		79,185
Total liabilities and members' equity	$	88,532	$	79,185

See accompanying notes

Berman Cohn, LLC
Statement of Income
Years ended December 31, 2001 and 2000

	2001	2000
Revenues		
Commissions and fees	$ 357,326	$ 160,650
Interest income	536	44
Other income	42,945	1,200
Total revenues	400,807	161,894
Expenses		
Auto and travel	45,577	36,263
Insurance	570	356
Equipment rental	1,128	1,128
Database	2,370	1,242
Dues and subscriptions	3,780	4,142
Entertainment and promotion	21,431	14,233
Interest and finance charges	3	5,014
Office supplies	14,011	1,782
Postage and delivery	1,303	1,970
Printing and reproduction	216	571
Professional fees	5,850	2,718
Regulatory fees	980	1,755
Rent	9,140	15,673
Secretarial expenses	6,497	2,513
Taxes and licenses	1,350	820
Telephone	16,222	14,031
Total expenses	130,428	104,211
Net income	$ 270,379	$ 57,683

See accompanying notes.

Berman Cohn, LLC
Statement of Members' Equity
Years ended December 31, 2001 and 2000

	Capital contributions	Retained earnings (deficit)	Total members' equity
Balances, December 31, 1999	$ 20,000	$ (10,767)	$ 9,233
Capital contributions	20,100	-	20,100
Distributions to members	-	(7,831)	(7,831)
Net income	-	57,683	57,683
Balances, December 31, 2000	40,100	39,085	79,185
Distributions to members	-	(261,032)	(261,032)
Net income	-	270,379	270,379
Balances, December 31, 2001	$ 40,100	$ 48,432	$ 88,532

See accompanying notes.

Berman Cohn, LLC
Statement of Cash Flows
Years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net income	$ 270,379	$ 57,683
Adjustments to reconcile net income to net cash provided by operating activities		
Fees paid in the form of LLC units	-	(40,000)
Net cash provided by operating activities	270,379	17,683
Cash flows from financing activities		
Member capital contributions	-	20,100
Member distributions	(261,032)	(7,831)
Net cash provided by financing activities	(261,032)	12,269
Cash flows from investing activities		
Investment in NASD warrants	-	(20,100)
Net increase in cash and cash equivalents	9,347	9,852
Cash and cash equivalents, beginning of year	19,085	9,233
Cash and cash equivalents, end of year	$ 28,432	$ 19,085
Supplemental disclosure		
Cash paid during the year for interest	$ 3	$ 5,014
Cash paid during the year for income taxes	$ 800	$ 800

See accompanying notes.

Berman Cohn, LLC
Notes to Financial Statements
December 31, 2001

Note 1 - Summary of significant accounting policies

Basis of presentation
Berman Cohn, LLC (the Company) is a California LLC formed in July 1998. In February 1999, the Company registered as broker-dealer with the Securities Exchange Commission and became s a member of the National Association of Securities Dealers.

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Cash and cash equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank in a non-interest bearing account, available on demand.

Income taxes
The Company has elected to be taxed as a limited liability company in a manner similar to the taxation of a partnership. The Company is not subject to federal or state taxes on income. Instead, the members include their respective shares of the Company's taxable income or loss in their individual income tax returns.

Use of estimates
The Company prepares its financial statements in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred.

Berman Cohn, LLC
Notes to Financial Statements
(continued)
December 31, 2001

Note 1 - Summary of significant accounting policies (continued)

Estimated fair value of financial instruments
Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the aggregate net fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Investments
The Company records its investment in certain not readily marketable securities at cost. Accordingly, distributions or dividends are recorded as income on receipt. During the year ended December 31, 2001, distributions from investments totaled $42,945, which amount is included in other income in the accompanying financial statements.

Note 2 - Transactions with members

The Company occupies office space and receives certain other administrative services provided by its members at no cost.

The Company's members also incur, and pay currently for, expenses related to transactions in process. If the transactions close and generate revenue to the Company, certain of the expenses may be reimbursed to the members. If the transactions do not close, the expenses remain those of the members. Accordingly, such costs are recorded as paid.

Note 3 - Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Berman Cohn, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2001

Balance, December 31, 2000	$ -
Increases (decreases)	-
Balance, December 31, 2001	$ -

Berman Cohn, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2001

Net Capital	
Total members' equity	$ 88,532
Subordinated liabilities	-
Non-allowable assets	-
Haircut	60,100
Net capital	$ 28,432
Total Aggregate Indebtedness	
Total aggregate indebtedness	$ -
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 23,432
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 23,432

Berman Cohn, LLC
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2001

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 28,432
Audit adjustments	-
Net capital, as reported herein	$ 28,432
Aggregate indebtedness, as reported in Company's Part IIA (Unaudited) FOCUS Report	$ -
Audit adjustments	-
Aggregate indebtedness, as reported herein	$ -

Berman Cohn, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

The computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission has not been prepared because the exemption under Reg. Section 240, 15c3-3 (k)(i)(C) is met.

Berman Cohn, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

The Members
Berman Cohn, LLC

We have audited the financial statements of Berman Cohn, LLC for the year ended December 31, 2001, and have issued our report thereon dated January 17, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.mshb.com

safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Berman Cohn, LLC, taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Markle Stuckey Hardesty & Bott

Markle Stuckey Hardesty & Bott
January 17, 2002